04003732

STATES
:HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornhill Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Corporate Blvd.N.W., Suite 305
(No. and Street)

Boca Raton, Florida 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence Isaacson 561-241-9921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6100 Glades Road, Boca Raton, Florida 33434
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence Isaacson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornhill Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA B. COVIELLO
MY COMMISSION # CC 940920
EXPIRES: Aug 24, 2004
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Linda B. Coviello
Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNHILL GROUP, INC.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003

THORNHILL GROUP, INC.

CONTENTS

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Thornhill Group, Inc.

We have audited the accompanying balance sheets of Thornhill Group, Inc. as of December 31, 2003 and 2002 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Thornhill Group, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINBERG & COMPANY, P.A.
Boca Raton, Florida
January 23, 2004

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

THORNHILL GROUP, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 14,319	$ 30,548
Total Current Assets	14,319	30,548
COMPUTER EQUIPMENT, NET	-	800
INVESTMENT IN MARKETABLE SECURITIES	420,000	3,300
TOTAL ASSETS	$ 434,319	$ 34,648

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 1,000	$ 1,224
Payroll liabilities	830	1,024
Income taxes payable	3,266	-
Total Current Liabilities	5,096	2,248
DEFERRED INCOME TAX LIABILITY ON UNREALIZED GAIN ON MARKETABLE SECURITIES	130,118	-
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 10,000 shares authorized, issued and outstanding	100	100
Additional paid-in capital	23,100	23,100
Retained earnings	23,323	9,200
Other comprehensive income	252,582	-
Total Stockholder's Equity	299,105	32,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 434,319	$ 34,648

See accompanying notes to financial statements.

THORNHILL GROUP, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
REVENUES	$	313,395	$	1,387,308
OPERATING EXPENSES		297,039		1,397,742
INCOME (LOSS) FROM OPERATIONS		16,356		(10,434)
OTHER INCOME (EXPENSES)				
Interest income		30		-
Loss on abandonment		(500)		-
Total Other (Expense)		(470)		-
INCOME (LOSS) BEFORE INCOME TAXES		15,886		(10,434)
INCOME TAX EXPENSE		(1,763)		(110)
NET INCOME (LOSS)		14,123	$	(10,544)
OTHER COMPREHENSIVE INCOME				
Unrealized gain on available-for-sale securities		382,700		
Deferred income tax related to items of other comprehensive income		(130,118)		
Total Other Comprehensive Income, Net of Tax		252,582		
COMPREHENSIVE INCOME	$	266,705		

THORNHILL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2001	10,000	$ 100	$ 23,100	$ 19,744	$ -	$ 42,944
Net loss for the year ended December 31, 2002	-	-	-	(10,544)	-	(10,544)
Balance, December 31, 2002	10,000	100	23,100	9,200	-	32,400
Unrealized gain on available-for-sale securities – net of deferred income tax	-	-	-	-	252,582	252,582
Net income for the year ended December 31, 2003	-	-	-	14,123	-	14,123
BALANCE, DECEMBER 31, 2003	10,000	$ 100	$ 23,100	$ 23,323	$ 252,582	$ 299,105

See accompanying notes to financial statements

THORNHILL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	14,123	$	(10,544)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation		300		400
Loss on abandonment		500		-
Changes in operating assets and liabilities:				
Decrease in accounts receivable		-		3,500
(Decrease) in accounts payable and other current liabilities		(418)		(6,366)
Increase in income taxes payable		3,266		-
Net Cash Provided By (Used In) Operating Activities		17,771		(13,010)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of marketable securities		(34,000)		-
Net Cash (Used In) Investing Activities		(34,000)		-
CASH FLOWS FROM FINANCING ACTIVITIES		-		-
NET DECREASE IN CASH		(16,229)		(13,010)
CASH - BEGINNING OF YEAR		30,548		43,558
CASH - END OF YEAR	$	14,319	$	30,548

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

		2003		2002
Cash paid for income taxes	$	-	$	110

See accompanying notes to financial statements

THORNHILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Thornhill Group, Inc. (the "Company") was incorporated in Florida in 1995 and was substantially inactive until 1997. In 1997, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements on the client's behalf and referring companies seeking capital or other funding to member firms. The firm will receive a fee for these referral or direct placement services" (See Note 1(E)).

The Company is also required to maintain a minimum net capital of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which is five years.

(D) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" (Statement No. 109). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(E) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A).

(F) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including cash, accounts payable and accrued liabilities approximates fair value due to the relatively short period to maturity for these instruments.

(G) Investment in Marketable Securities

The Company's securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value in investments on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income.

(H) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash and cash equivalents.

(I)Recent Accounting Pronouncements

In January 2003, (as revised in December 2003) The Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements". Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity; (ii) the equity investors lack one or more of the following essential characteristics of

a controlling financial interest: the direct or indirect ability to make decisions about the entities activities through voting rights or similar rights; or the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

Interpretation No. 46, as revised, also requires expanded disclosures by the primary beneficiary (as defined) of a variable interest entity and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary.

Interpretation No. 46, as revised, applies to small business issuers no later than the end of the first reporting period that ends after December 15, 2004. This effective date includes those entities to which Interpretation 46 had previously been applied. However, prior to the required application of Interpretation No. 46, a public entity that is a small business issuer shall apply Interpretation 46 or this Interpretation to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003

Interpretation No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

In June 2003, the FASB issued an Exposure Draft for a proposed SFAS entitled "Qualifying Special Purpose Entities ("QSPE") and Isolation of Transferred Assets", an amendment of SFAS No. 140 ("The Exposure Draft"). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligated a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the special-purposes entity's obligation to beneficial interest holders.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after December 31, 2003 and all of its provisions should be applied prospectively.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the provisions of Statement 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The remaining provisions of this Statement are consistent with the FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity, as to which the effective date is for fiscal periods beginning after December 15, 2003.

Management does not expect the implementation of these recent pronouncements to have a material effect on the Company's consolidated financial position or results of operations.

NOTE 2 ACCOUNTS RECEIVABLE

There were no accounts receivable for unpaid fee income as of December 31, 2003 and 2002.

NOTE 3 INVESTMENT IN MARKETABLE SECURITIES

The investments in marketable securities represent common stock and warrants in publicly held companies. GAAP in the United States requires that an investment in equity securities not classified as held-to-maturity or trading securities shall be classified as available for sale and reported at fair value. Unrealized holding gains and losses shall be reported in a separate component of shareholders' equity as part of other comprehensive income, until realized. The Company classifies available for sale securities which it intends to hold more

than one year as non-current. A reconciliation of original cost to fair market value for securities held at December 31 follows:

		2003		2002
Investment in marketable securities, at cost	$	37,300	$	3,300
Unrealized gain		382,700		-
Investment in marketable securities at fair value non-current	$	420,000	$	3,300

NOTE 4 EQUIPMENT

Property and equipment consists of the following as of December 31, 2003 and 2002:

		2003		2002
Computer equipment	$	2,000	$	2,000
Less: Accumulated depreciation		1,500		1,200
		500		800
Less: Loss on abandonment		(500)		-
	$	-	$	800

Depreciation expense for the years ended December 31, 2003 and 2002 was $300 and $400, respectively.

NOTE 5 INCOME TAXES

Income tax expense for the years ended December 31, 2003 and 2002 is summarized as follows:

		2003		2002
Current:				
Federal	$	2,563	$	110
Federal tax refund from loss carryback		(1,503)		-
State		703		-
Deferred:				
Federal		-		-
State		-		-
Change in valuation allowance		-		-
Income tax expense	$	1,763	$	110

The Company's tax expense differs from the "expected" tax expense for the year ended December 31, 2003 due to an over-accrual of the current year's income taxes and for the year ended December 31, 2002 due to an under-accrual of the prior year's income taxes.

As of December 31, 2003 and 2002 there were no temporary differences that gave rise to significant deferred tax assets or liabilities.

NOTE 6 SALES CONCENTRATIONS

As of December 31, 2003 and 2002, approximately 52% and 66% of fee income was derived from four and two customers, respectively.

NOTE 7 COMMITMENTS AND CONTINGENCIES

(A) Consulting Agreement – Related Party

On March 15, 2002, the Company entered into a five year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to management consulting, business consulting and strategic planning service. The consulting organization is 100% owned by the 100% stockholder of the Company. This agreement will automatically renew on March 14, 2007 for an additional twelve-month period unless a written termination notice is received 30 days prior to the end of the initial contract term. As consideration for the services provided, the Company shall pay a fee from time to time of $5,000 per man-day, plus a $750 administrative charge per billing cycle. The Company has expensed $84,742 and $1,231,000 in consulting fees under this agreement with the same related party for the years ended December 31, 2003 and 2002, respectively.

(B) Lease

On March 10, 2001 the Company entered into a sublease agreement with the existing tenant. The term of the sublease is for three years expiring on March 1, 2004. The monthly rent on the sublease is $2,553. The Company intends to renew the sublease upon its expiration.

During 2003, the Company renegotiated the lease for the tenant. In consideration for the services rendered, the tenant has given the Company a rent abatement for the period effective August 1, 2003 through December 31, 2004. Rent expense for the year ended December 31, 2003 was $30,636 of which $17,871 was paid in cash and $12,765 was recorded as an expense and fee income for services rendered at the fair value of the rent according to the lease. Rent expense for the year ended December 31, 2002 was $30,633.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Thornhill Group, Inc.

We have audited the accompanying balance sheets of Thornhill Group, Inc. for the years ended December 31, 2003 and 2002 and have issued a report thereon dated January 23, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 23, 2004

THORNHILL GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Computation of Net Capital		
Shareholders' Equity:	$ 299,105	$ 32,400
Less: Non-allowable assets, net of related deferred tax liability	289,882	3,300
Tentative Net Capital	9,223	29,100
Haircuts on securities inventory	-	-
Net Capital	9,223	29,100
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	5,096	2,248
Total Aggregate Indebtedness	5,096	2,248
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or	5,000	5,000
Calculated minimum (aggregate indebtedness @ 6.67%)	340	150
Required Capital	5,000	5,000
Net in Excess of Requirement	4,623	24,100
Ratio of aggregate indebtedness to net capital	.53 to 1	.08 to 1
Percentage of aggregate indebtedness to net capital	53%	8%
Net Capital as reported in December 31, 2003 and 2002		
Form X-17A-5, Part IIA (unaudited) FOCUS report	13,597	3,300
Decrease (increase) in year end payables	(4,374)	-
Net Capital, Per Above	$ 9,223	$ 3,300

See independent auditors' report on supplementary information.

Board of Directors
Thornhill Group, Inc.

In planning and performing our audits of the financial statements and supplementary schedules of Thornhill Group, Inc. (the "Company"), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 23, 2004